Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
The communication filed herewith is a stockholder presentation made by Bronco Drilling Company, Inc. (“Bronco”) on August 6, 2008 regarding the proposed merger of Allis-Chalmers Energy Inc. (“Allis-Chalmers”) and Bronco.

Stockholder Presentation Regarding: Proposed Merger of Allis-Chalmers and Bronco Drilling August 6, 2008 Allis-Chalmers Energy Bronco Drilling Company

Forward Looking Statements This presentation is a brief company overview for the information of investors, analysts and other parties with an interest in the proposed acquisition of Bronco Drilling Company, Inc. (herein referred to as "Bronco" and by its stock exchange ticker, "BRNC") by Allis-Chalmers Energy Inc. (herein referred to as "Allis-Chalmers" and by its stock exchange ticker, "ALY") (the "Merger"). Bronco and Allis-Chalmers hope that this presentation will encourage investors to vote in favor of the Merger. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of Allis-Chalmers or Bronco. This presentation contains forward-looking statements, including, in particular, statements about Allis-Chalmers' and Bronco's respective businesses, financial condition, plans, strategies and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying forward-looking statements. These statements are based on each of Bronco's and Allis-Chalmers' respective current assumptions, expectations and projections about future events based on facts known to the Company and are subject to a wide range of business risks. Readers are strongly encouraged to review the information regarding the risks inherent to Bronco and Allis-Chalmers and the energy industry in which they operate, as described in their respective Forms 10-K for the year ended December 31, 2007, as amended, and in subsequent filings with the SEC. This presentation does not purport to be all-inclusive or to contain all of the information that a reader may desire as to the structure or the affairs of Allis-Chalmers or Bronco. Although ALY and BRNC believe that the assumptions reflected in these forward-looking statements are reasonable, ALY and BRNC can give no assurance that these assumptions will prove to be correct or that financial or market forecasts, savings or other benefits anticipated in the forward-looking statements will be achieved. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected. The information contained in this presentation is only current as of its date, and ALY and BRNC undertake no obligation to update this presentation unless otherwise required by law.

Transaction Overview Companies: Allis-Chalmers Energy, Inc. (NYSE: ALY) Bronco Drilling Company, Inc (NASDAQ: BRNC) Consideration to Bronco shareholders: Cash: Allis-Chalmers stock: $200.0 million 16,846,500 shares Pro forma ownership: 68% Allis-Chalmers shareholders 32% Bronco shareholders Pro forma 2007 revenue / income from operations: $870.0 million / $207.1 million Expected closing: August 2008

On January 23, 2008 Allis-Chalmers and Bronco entered into a definitive agreement whereby Allis agreed to acquire Bronco for $16.33 in stock and cash, which agreement was subsequently amended as of June 1, 2008 to include more favorable terms for Bronco shareholders The current offer for Bronco includes the following: Consideration Structured as a tax-free transaction for Bronco shareholders with respect to the stock portion of the merger consideration Reduced leverage for the pro forma combined company Transaction is expected to offer both near-term and long-term value to Bronco shareholders Significant return of capital to shareholders Ability to participate in anticipated continued growth of the combined company Combined company will have greater scale, greater access to international and domestic growth opportunities and a more diverse domestic footprint, and is expected to have increased resiliency in a cyclical industry Bronco's Board of Directors has approved this transaction and recommended that Bronco's shareholders adopt the Merger Agreement Allis-Chalmers Board of Directors has approved this transaction The Proposed Merger Cash $200 million Allis-Chalmers stock 16,846,500 shares $_____ Total $_____

Merits of the Transaction Diversified entity could have better growth and return characteristics than either company on a stand-alone basis Product and service line diversification will be strategically positioned to capture shifting emphasis from clients for bundled services Ability to cross-sell various services to combined customer base Geographic reach provides attractive framework to accelerate international expansion Larger presence in key resource basins; ability to "tap" emerging shale plays Size and scale could result in enhanced valuation Pro forma market capitalization approaching $1 billion will expand depth and breadth of the potential investor base As a larger entity, the combined company is expected to be better positioned to take on international expansion efforts and spread potential risk across a larger base Bronco shareholders are receiving Allis-Chalmers stock valued at the lower end of the 52-week trading period, providing for significant potential upside $14.71 ALY closing price on August 4, 2008 at a 19.9% discount to YTD closing high of $18.37 (5/9/08) and at a 38.7% discount to the 52-week closing high of $24.00 (7/31/07) ALY trading at a full 1.0x discount to its peer group on a EV / EBITDA basis Transaction expected to be accretive to earnings and cash flow per share Additional stock consideration under the amended Merger Agreement provides ALY more financial flexibility Stock portion is tax-free to Bronco shareholders

Merits of the Transaction Combination is expected to help mitigate challenges faced at Bronco Libyan investment is a rapidly growing company, operating in a dynamic market and as such will continue to have unpredictable financial results The combination creates a larger base that helps absorb the impact of new ventures Domestic land drilling market continues to improve and the outlook is promising. However, resource plays continue to drive incremental demand which is generally met by new build / latest generation rigs. While Bronco will participate in this activity, significant capital will need to be invested in Bronco's fleet to keep pace with the evolving demands of its customers. Growing a service entity requires diversification across product and service and geographic lines

Diversified Service Firms vs. Land Drillers - Value Creation Diversified service firms have demonstrated the ability to outpace cyclical growth over time Diversified service firms have demonstrated the ability to outpace cyclical growth over time

Pro Forma Combined Company Overview Multi-faceted Oilfield Services Company Significant U.S. and Growing International Presence Availability of Equipment and Trained Workforce Financial Strength Diversified businesses: Oilfield Services - directional and underbalanced drilling, casing and tubing services, and coiled tubing Rental Services - premium drill pipe and BOPs Drilling and Completion - drilling and workover services in the US, Argentina, Brazil, Mexico and Libya U.S.: Texas, Louisiana, New Mexico, Rockies, Mid-Continent, North Dakota and Appalachia International: Argentina, Mexico, Bolivia, Brazil and Libya Approximately 81 drilling rigs (70 marketed and 11 in inventory) and 108 workover rigs Approximately 300 drilling motors, 30 MWD tools, and 105 directional drillers Approximately 260 compressors, boosters and foam units Rental inventory of premium drill pipe and equipment Coiled tubing packages LTM 12/31/07 revenue of $870.0 million LTM 12/31/07 Income from operations of $207.1 million Total assets of approximately $1.8 billion

Creates a Diversified International Service Provider Revenue(1) by Location Revenue(1) by Segment Reflects 2007 revenue.

Increases Size and Scope Stock prices as of August 4th, 2008. As of March 31, 2008. Allis-Chalmers EBITDA excludes non-cash stock compensation expense. Reflects 2007 revenue. Pro Forma Geographic Diversification(4) Pro Forma Segment Diversification(4)

Increases Services and Product Offerings in North America Drilling rigs Workover rigs Oilfield Services Rental Tools Critical mass in the U.S. Bronco provides leverage to resource plays Exposure to multiple oil and gas producing basins Cross-selling opportunities Ability to partner together for joint bids in Mexico

Ability to Capitalize on International Opportunities Established footprints are expected to allow the combined company to capitalize on favorable market conditions across the globe Potential for significant revenue synergies Ability to package products and services is attractive to potential customers Footprints in high growth markets suffering from decades of underinvestment Latin America: Annual production growth of 2.2% per year through 2030(1) North Africa: Annual production growth of 1.7% per year through 2030(1) Note: Locations include sources of revenue and do not portray regions with operating bases. (1) Per Energy Information Administration / International Energy Outlook 2008.

Strong Platform for Cross-Selling Opportunities Significant cross-selling opportunities across customer base No customer makes up more than 11% of revenue Complementary products and services will provide for significant cross-selling opportunities Allis-Chalmers Bronco Drilling

QilQuip Rentals Capcoil Tubing Services Patterson Services, Assets DLS Drilling Logistics and Services Oil and Gas Rental Services Big A Drilling Company Eagle Well Service Challenger Limited Sharing a Vision of Growth Through Acquisitions May 2001 February 2002 April 2006 May 2005 July 2005 September 2005 December 2005 October 2006 October 2006 November 2007 January 2007 September 2005 December 2005 January 2008 Strata Directional Technology AirComp Specialty Rental Tools Petro- Rentals Diamondback Oilfield Services Allis-Chalmers Energy Bronco Drilling Both Allis-Chalmers and Bronco have grown through strategic acquisitions; combined company to continue that successful strategy Thomas Drilling Eagle Drilling

Strong Combined Financial Performance Successful execution of growth strategies through organic growth and strategic acquisitions 445% growth to LTM 3/31/08 for Allis-Chalmers 269% growth to LTM 3/31/08 for Bronco Historical Revenue

Review of Proposed Financing Plan $200.0 million cash consideration $350.0 million new debt to be raised via high yield at an expected 9.5% coupon 16.85 million shares of ALY stock to be issued to Bronco (1) (1) $248 million stock value based on ALY closing share price of $14.71 as of 8/4/08. Sources: Uses: New common equity issued to Boar 248.0 $ Cash Consideration (aggregate) 200.0 $ New High Yield Debt 350.0 Stock Consideration (aggregate) 248.0 Merger Consideration (aggregate) 448.0 $ Refinancing of Bronco Net Debt 68.4 Transaction fees/expenses 34.4 Excess Cash 47.2 Total 598.0 $ Total 598.0 $ Sources & Uses (1)

Conclusions Creation of a stronger, larger and more diversified company Enhanced ability to grow internationally Stable platform for cross-selling Allis-Chalmers services to Bronco customers Strategic positions in high growth markets Combination is expected to deliver both short-term and long-term value to Bronco shareholders The Bronco Board believes that a merger with Allis-Chalmers will be in the best interest of shareholders

Important Information
On January 23, 2008, Bronco entered into a merger agreement with Allis-Chalmers, as amended as of June 1, 2008, providing for the acquisition of Bronco by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers and Bronco have filed a joint proxy statement/prospectus and both companies have filed and will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550. The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444. Investors and security holders are urged to read the joint proxy statement/prospectus, as it may be amended or supplemented from time to time, and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the joint proxy statement/prospectus filed with the SEC, as it may be amended or supplemented from time to time. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008, as further amended, and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger, as it may be amended or supplemented from time to time.
THIS PRESENTATION IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

Contact:	Bob Jarvis Investor Relations Bronco Drilling Company (405) 242-4444 EXT: 102 bjarvis@broncodrill.com

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